UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aziyo Biologics, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05479K106

(CUSIP Number)

W. Matthew Zuga

452 5th Avenue, 21st Floor

New York, NY 10018

(646) 793-3510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05479K106	13D	Page 1 of 17 pages

1	Names of Reporting Persons HighCape Capital, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 2 of 17 pages

1	Names of Reporting Persons HighCape Partners, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 3 of 17 pages

1	Names of Reporting Persons HighCape Partners QP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 4 of 17 pages

1	Names of Reporting Persons HighCape Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person OO

CUSIP No. 05479K106	13D	Page 5 of 17 pages

1	Names of Reporting Persons HighCape Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person PN

CUSIP No. 05479K106	13D	Page 6 of 17 pages

1	Names of Reporting Persons HighCape Co-Investment Vehicle I, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person OO

CUSIP No. 05479K106	13D	Page 7 of 17 pages

1	Names of Reporting Persons HighCape Co-Investment Vehicle II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person OO

CUSIP No. 05479K106	13D	Page 8 of 17 pages

1	Names of Reporting Persons HighCape Capital, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person OO

CUSIP No. 05479K106	13D	Page 9 of 17 pages

1	Names of Reporting Persons W. Matthew Zuga
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person IN

CUSIP No. 05479K106	13D	Page 10 of 17 pages

1	Names of Reporting Persons Kevin Rakin
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 90,807
	8	Shared Voting Power 4,862,604
	9	Sole Dispositive Power 90,807
	10	Shared Dispositive Power 4,862,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,953,411
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.5%
14	Type of Reporting Person IN

CUSIP No. 05479K106	13D	Page 11 of 17 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Aziyo Biologics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 12510 Prosperity Drive, Suite 370, Silver Spring, MD 20904.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

HighCape Capital, L.P.

HighCape Partners, L.P.

HighCape Partners QP, L.P.

HighCape Partners GP, LLC

HighCape Partners GP, L.P.

HighCape Co-Investment Vehicle I, LLC

HighCape Co-Investment Vehicle II, LLC

HighCape Capital, LLC

W. Matthew Zuga

Kevin Rakin

Each of the Reporting Persons, except for Messrs. Zuga and Rakin, is organized under the laws of the State of Delaware. Messrs. Zuga and Rakin are each citizens of the United States. The principal business address of the Reporting Persons is 452 5th Avenue, 21st Floor, New York, NY 10018. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 05479K106	13D	Page 12 of 17 pages

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the consummation of the Transaction (as defined below) on December 8, 2021, the Reporting Persons received an aggregate of 412,735 shares of Class A Common Stock for an aggregate purchase price of $1,749,996.40.

Item 4.	Purpose of Transaction.

Purchase Agreement

On December 8, 2021 (the “Closing Date”), pursuant to a securities purchase agreement, dated as of December 5, 2021 (the “Purchase Agreement”), by and among HighCape Partners, L.P., HighCape Partners QP, L.P., Kevin L. Rakin Irrevocable Trust, certain other investors named therein (collectively, the “Investors”) and the Issuer, the Issuer sold an aggregate of (i) 2,122,637 shares of Class A Common Stock, to certain of the Investors, and (ii) 1,179,244 shares of its Class B common stock, par value $0.001 per share (the “Class B Common Stock”), to certain of the Investors, in each case, at a purchase price equal to $4.24 per share, for aggregate gross proceeds of approximately $14.0 million, before deducting offering expenses (the “Transaction”). As a result of the Transaction, HighCape Partners, L.P. acquired 4,700 shares of Class A Common Stock, HighCape Partners QP, L.P. acquired 349,073 shares of Class A Common Stock and Kevin L. Rakin Irrevocable Trust acquired 58,962 shares of Class A Common Stock.

Registration Rights Agreement

On December 5, 2021, in connection with the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the Closing Date, for purposes of registering the resale of the shares of Class A Common Stock issued in the Transaction and the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock issued in the Transaction (the “Conversion Shares”), and any shares of Class A Common Stock issued as a dividend or other distribution with respect to, in exchange for or in replacement of the shares of Class A Common Stock, the shares of Class B Common Stock or the Conversion Shares issued or issuable in the Transaction. The Issuer agreed to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within 75 days after the Closing Date, or 105 days after the Closing Date if the SEC reviews the registration statement.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 05479K106	13D	Page 13 of 17 pages

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 7,122,509 shares of Class A Common Stock outstanding as of November 9, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
HighCape Capital, L.P.	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Partners, L.P.	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Partners QP, L.P.	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Partners GP, LLC	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Partners GP, L.P.	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Co-Investment Vehicle I, LLC	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Co-Investment Vehicle II, LLC	4,862,604	68.3%	0	4,862,604	0	4,862,604
HighCape Capital, LLC	4,862,604	68.3%	0	4,862,604	0	4,862,604
W. Matthew Zuga	4,862,604	68.3%	0	4,862,604	0	4,862,604
Kevin Rakin	4,953,411	69.5%	90,807	4,862,604	90,807	4,862,604

CUSIP No. 05479K106	13D	Page 14 of 17 pages

The amount of securities beneficially owned by the Reporting Persons includes: (i) 53,818 shares of Class A Common Stock held of record by HighCape Partners, L.P.; (ii) 4,001,428 shares of Class A Common Stock held of record by HighCape Partners QP, L.P.; (iii) 499,145 shares of Class A Common Stock held of record by HighCape Co-Investment Vehicle I, LLC; (iv) 259,282 shares of Class A Common Stock held of record by HighCape Co-Investment Vehicle II, LLC; and (v) 48,931 shares of Class A Common Stock held of record by HighCape Capital, L.P. The amount beneficially owned by Mr. Rakin also includes 90,807 shares of Class A Common Stock held of record by the Kevin L. Rakin Irrevocable Trust.

Mr. Rakin and Mr. Zuga are the managing members of HighCape Partners GP, LLC, which in turn is the general partner of HighCape Partners GP, L.P., which in turn is the general partner of each of HighCape Partners, L.P. and HighCape Partners QP, L.P. Mr. Rakin and Mr. Zuga are the managing members of HighCape Capital, LLC, which in turn is the general partner of HighCape Capital, L.P. Each of Mr. Rakin, Mr. Zuga, HighCape Partners GP, LLC and HighCape Partners GP, L.P. may be deemed to beneficially own the securities held of record by HighCape Partners, L.P. and HighCape Partners QP, L.P., and each of Mr. Rakin, Mr. Zuga and HighCape Capital, LLC may be deemed to beneficially own the securities held of record by HighCape Capital, L.P. In addition, Mr. Zuga is the managing member of each of HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC and may be deemed to beneficially own the securities held by such entities. Mr. Rakin may be deemed to beneficially own the securities held of record by the Kevin L. Rakin Irrevocable Trust. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons.

(c)           Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)          None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Purchase Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 05479K106	13D	Page 15 of 17 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Securities Purchase Agreement, dated December 5, 2021, by and among Aziyo Biologics, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 of Aziyo Biologics, Inc.’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

3	Registration Rights Agreement, dated December 5, 2021, by and among Aziyo Biologics, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.2 of Aziyo Biologics, Inc.’s Current Report on Form 8-K filed with the SEC on December 8, 2021).

CUSIP No. 05479K106	13D	Page 16 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

HIGHCAPE CAPITAL, L.P.

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS, L.P.

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS QP, L.P.

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS GP, LLC

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE PARTNERS GP, L.P.

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE CO-INVESTMENT VEHICLE I, LLC

	By:	HighCape Partners GP, L.P., its general partner
	By:	HighCape Partners GP, LLC, its general partner

	By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

CUSIP No. 05479K106	13D	Page 17 of 17 pages

HIGHCAPE CO-INVESTMENT VEHICLE II, LLC

By:	HighCape Partners GP, L.P., its general partner
By:	HighCape Partners GP, LLC, its general partner

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

HIGHCAPE CAPITAL, LLC

By:	/s/ W. Matthew Zuga
Name: W. Matthew Zuga
Title: Managing Member

/s/ W. Matthew Zuga
Name: W. Matthew Zuga

/s/ Kevin Rakin
Name: Kevin Rakin